BRUCE FUND, INC.

20 North Wacker Drive Suite 2414

Chicago, Illinois 60606

(312) 236-9160

October 11, 2023

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Bruce Fund, Inc. (SEC File Nos. 811-1528 and 2-27183)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is this response letter to the comments provided by the SEC on the Bruce Fund’s preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of Bruce Fund, Inc. (the "Fund"), in connection with a Special Meeting of Shareholders of the Fund to be held on November 15, 2023 (the "Special Meeting").

The Proxy Statement will be amended and revised to include the following:

1.	At page 7 under Proposal 2 – To Elect Directors of the Fund, para. 2: “Mr. Bruce does not serve as an investment advisor to any other investment company or fund other than the Bruce Fund, Inc., and Bruce & Co. does not serve as an investment advisor to any other investment company or fund other than the Bruce Fund, Inc.”

2.	At page 7, after para. 4:

“The information below describes the specific experience, qualifications, attributes or skills of each Director that supports the Board’s recommendation that each nominee is qualified to serve on the Board.

“R. Jeffrey Bruce has over 40 years of experience working as a security analyst and portfolio manager and has been working since inception in 1983 with the Fund. He is a graduate of the University of Colorado with a Bachelor of Business Administration degree and Finance major in 1982. He has been Vice President of Bruce & Co., Inc. from June 1983 to June of 2023 and President from June of 2023 to present. He is intimate with every detail of the Fund and its long history.

W. Martin Johnson had 20 years' experience in Real Estate Sales at the Landings Company. Prior to that, he was President and co-founder of Savannah Capital which specialized in viatical investments. For the previous 30 years he served in various capacities with major office equipment companies as well as guiding some start-up companies in the industry. He has been a director with the Fund since December 1985. He graduated from the University of Wisconsin in 1959 with a Bachelor of Business Administration degree. Mr. Johnson's extensive knowledge of the capital markets, business operations, and economic issues provides valuable insights to the Board in matters regarding the Fund's investments.

Robert DeBartolo is currently an independent consultant to the life sciences sector. Prior to that, he was Director of Global Franchise Marketing at Novartis/Alcon. He has more than 32 years of healthcare marketing, brand strategy, and integrated communications experience. After spending the first 10 years of his career with Allergan, Inc., he was appointed Executive Vice President of Omnicom Group's Corbett Accel Healthcare Group. There he drove key growth initiatives, including global strategies to the pharmaceutical and biotechnology industries. He is a graduate of Miami University with a Bachelor of Science degree in Business and has been Director since March of 2007. His experience in the health care and pharmaceutical industry is valuable with respect to investment, financial, and accounting issues. As a long-time shareholder, Mr. DeBartolo has intimate knowledge of the fund and industry, which gives him unique insight into the Fund's operations, strategies, and challenges.”

3.	At page 8, after para. 1, under Board Structure and Process:

“The Audit Committee of the Fund was recently established at a Board of Director’s meeting held on September 29, 2023, and had not yet had any formal meetings. The Audit Committee plans to meet at least twice a year. Independent Director DeBartolo and Independent Director Johnson are the sole members of the Audit Committee. The function and purposes of the Audit Committee, pursuant to its charter, on a going forward basis are to: (a) assist the Board in its oversight of the Fund’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; (b) assist the Board in its oversight of the quality and objectivity of the Fund’s financial statements and the independent audit thereof; and (c) select, oversee and set compensation of the Fund’s independent auditor and to act as a liaison between the auditor and the full Board of Directors.”

If you have any questions or comments with respect to this filing, please do not hesitate to contact:

David Klevatt

Klevatt & Associates, LLC

(312) 782-9090

david@chicagolaw.biz

Sincerely,

Isl R. Jeffrey Bruce

R. Jeffrey Bruce President